SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 4)*

Resolute Forest Products Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
003687209
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X     Rule 13d-1(b)

X     Rule 13d-1(c)

        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	12,145,956
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	12,145,956
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		12,145,956
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		12.8%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	12,145,956
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	12,145,956
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		12,145,956
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		12.8%
(12)	Type of Reporting Person (See Instructions)		IN/HC

(1)	Names of Reporting Persons	BRIAN KATZ KLEIN
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	12,145,956
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	12,145,956
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		12,145,956
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		12.8%
(12)	Type of Reporting Person (See Instructions)		IN/HC

(1)	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	12,089,100
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	12,089,100
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		12,089,100
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9)		12.8%
(12)	Type of Reporting Person (See Instructions)		PN

Item 1(a). Name of Issuer:

Resolute Forest Products Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

111 Duke Street, Suite 5000

Montreal, Quebec; Canada H3C 2M1

Item 2(a). Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)

James Michael Johnston

Brian Katz Klein

Steelhead Navigator Master, L.P. (“Steelhead Navigator”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person other than Steelhead Navigator is:

333 108th Avenue NE, Suite 2010

Bellevue, WA 98004

The principal business office of Steelhead Navigator is:

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(c). Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP Number:

003687209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

X   (e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

      (f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

X   (g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

      (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

       (k) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

As of December 31, 2014, Steelhead is the beneficial owner of 12,145,956 shares and Steelhead Navigator is the beneficial owner of 12,089,100 shares of the issuer’s common stock (the “Securities”).

Of the total number of Securities, 10,311,012 shares of the issuer’s common stock have been issued to Steelhead Navigator and other investment limited partnerships and client accounts for which Steelhead serves as the general partner and/or investment manager (collectively with Steelhead Navigator, the “Funds”) pursuant to the issuer’s plans of reorganization (the “Plans”) in connection with its creditor protection proceedings under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (Canada). The issuance of these Securities is in partial consideration of the claims arising from the Funds’ ownership of certain bonds, which have been canceled pursuant to the Plans. The initial distribution of the issuer’s common stock to certain creditors pursuant to the Plans, including to the Funds, occurred on December 20, 2010. The most recent, and final, distribution occurred on August 14, 2013.

The Securities reported on this Schedule as beneficially owned by Steelhead are held by and for the benefit of the Funds. Steelhead, as the investment manager of the Funds, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities owned by the Funds for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 was derived from the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014, in which the issuer stated that the number of shares of its common stock outstanding as of October 31, 2014 was 94,590,591 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Steelhead is the investment manager of Steelhead Navigator the other client accounts that beneficially hold the Securities and, in that capacity, has been granted the authority to dispose of and vote the Securities held by those accounts. Steelhead Navigator and the other client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities and the proceeds from the sale of the Securities. The only client whose holdings exceed five percent of the outstanding shares of common stock is Steelhead Navigator.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein

STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel

EXHIBIT LIST

Exhibit A Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 17, 2015	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein